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                             FOR IMMEDIATE RELEASE

CONTACT:    Elliot Konopko
            Axsys Technologies, Inc.
            (212) 593-7900

                  AXSYS TECHNOLOGIES ANNOUNCES COMMON STOCK
                     EXCHANGE OFFER FOR ITS PREFERRED STOCK

      New York, New York, February 12, 1997 -- Axsys Technologies, Inc. (NASDAQ National Market: AXYS) announced today that its Board of Directors approved an exchange offer for all outstanding shares of its $1.20 cumulative exchangeable redeemable preferred stock. The Company will offer to exchange 0.75 newly issued shares of its Common Stock for each outstanding share of preferred stock.

      There are currently outstanding 2,568,940 shares of common stock plus warrants and options to acquire up to an additional 347,140 shares of common stock. The Company previously announced preliminary 1996 fully diluted earnings per share of $.74 applicable to the common stock, before an extraordinary charge of $.06 per share related to the early extinguishment of debt. On a pro forma basis, assuming the exchange offer had been consummated on January 1, 1996, earnings per share applicable to the Common Stock in 1996 would have increased between 5% and 18% (from $.74 per share to between $.78 and $.87 per share), depending on the number of shares exchanged for common stock pursuant to the exchange offer.

      There is currently no established trading market for the Preferred Stock. Prior to August 27, 1996, the Preferred Stock was quoted on the NASDAQ Small-Cap Market. On that date, the Preferred Stock was delisted from trading on the NASDAQ Small-Cap Market due to a failure to satisfy the National Association of Securities Dealers, Inc. requirement that there be at least two market makers in the Preferred Stock. During 1996, prior to delisting, the highest bid and sales prices of the Preferred Stock reported on the NASDAQ Small-Cap Market were $5.50 and $7 per share, respectively. The preferred stock has a liquidation preference of $8 per share, plus unpaid dividends at the time of liquidation.

      The closing bid and last sales prices yesterday of the Common Stock reported on the NASDAQ National Market were $15 and $16 per share, respectively.

      Stephen W. Bershad, Chairman of the Board and Chief Executive Officer of the Company, beneficially owns 149,041 shares of Preferred Stock, representing approximately 20% of the outstanding shares of Preferred Stock, and 1,137,032 shares of Common Stock, representing approximately 44% of the outstanding shares of Common Stock He has advised the Company that he intends to tender all of his shares of Preferred Stock pursuant to the Exchange Offer.

      Holders of shares of preferred stock accepted for exchange will not receive any separate payment in respect of dividends not paid subsequent to February 22, 1996, the last date on which dividends payable on the Preferred Stock were paid. Unpaid dividends are $1.13 per share at January 31, 1997.

      The Company intends to file with the Securities and Exchange Commission and mail to stockholders shortly exchange offer documents setting forth the terms of the exchange offer. The Exchange Offer will commence upon filing and mailing and will be held open for 20 business days, unless extended. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, which will be made only by the exchange offer documents.

      Axsys Technologies is a leading supplier of precision optical and positioning components and sub-systems. The Company also manufactures and distributes electrical connectors, precision bearings and other precision components.